 Filed pursuant to Rule 424(b)(3)
 Registration No. 333-265065

PROSPECTUS SUPPLEMENT NO. 4
(to prospectus dated June 3, 2022)
Up to 1,342,076 Shares of Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated June 3, 2022 (the “Prospectus”), related to the offer and sale from time to time by the selling securityholders (including their transferees, donees, pledgees and other successors-in-interest) named in the Prospectus (the “Selling Securityholders”) of up to an aggregate of 1,291,492 shares of our common stock, $0.0001 par value per share (“Common Stock”) issuable upon vesting of 1,291,492 restricted stock units (“Physician RSUs”) originally issued to certain physicians in our TOI PCs in connection with the Business Combination and 50,584 Earnout Shares held by one of our executive officers. We will not receive any proceeds from the sale of shares of Common Stock by the Selling Securityholders pursuant to the Prospectus.
This prospectus supplement updates and supplements the Prospectus with the information contained in Items 5.02 of our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on September 22, 2022 (collectively, the “Information”). Accordingly, we have attached the Information to this prospectus supplement.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. This prospectus supplement complies with the requirements that apply to an issuer that is an emerging growth company.
Our Common Stock and Public Warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “TOI” and “TOIIW,” respectively. On September 21, 2022, the closing price of our Common Stock was $4.45 and the closing price for our Public Warrants was $0.71.
We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sales of the shares of Common Stock.

See “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before investing in our Common Stock or Warrants.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is September 22, 2022.

Item 5.02.     Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Election of New Directors

On September 21, 2022, at the recommendation of the Nominating and Corporate Governance Committee of the Board of Directors (the “Board”) of The Oncology Institute, Inc.(the “Company”), the Board appointed Mr. Mark Pacala and Mr. Gabriel Ling to the Board, effective immediately, each to serve until the Company’s 2023 Annual Meeting of Stockholders and until his successor is duly elected and qualified. Neither Mr. Pacala nor Mr. Ling will serve on any committee. The Nominating and Corporate Governance Committee and the Board determined that Mr. Pacala is independent.

Mr. Ling is the Managing Director of M33 Growth I GP LLC which is the sole general partner of M33 Growth I LP (“M33”), a principal stockholder of the Company. As part of its management services agreement with the Company, M33 received management fees with payments of $ 353,111 made to M33 in 2021 by the Company. Other than set forth above, there are no transactions between Mr. Ling and the Company and there are no transactions between Mr. Pacala and the Company that would be reportable under Item 404(a) of Regulation S-K.

Mr. Pacala and Mr. Ling’s compensation will be consistent with the Company’s previously disclosed standard compensation practices for non-employee directors, which are described in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 11, 2022, under the heading “Director Compensation.” Mr. Pacala and Mr. Ling will each enter into the Company’s standard form of indemnification agreement, a form of which was filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on November 22, 2021.